TRANSGLOBE ENERGY CORPORATION TO HOLD CONFERENCE CALL AND
WEB CAST ON SECOND QUARTER 2008 RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, July 31, 2008 - TransGlobe Energy Corporation (“TransGlobe”) will announce its second quarter financial and operating results on Thursday, August 7, 2008 prior to the opening of the stock markets. A conference call and web cast to discuss the results will be held the same day:

Time:	2:30 p.m. Mountain Time (4:30 p.m. Eastern Time)

Dial-in:	1-416-641-6108 or toll free at 1-866-226-1792

Webcast:	http://events.onlinebroadcasting.com/transglobe/080708/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 1-416-695-5800 or toll free at 1-800-408-3053. The pass code is 3266640#.The replay will expire at midnight (Eastern) on August 7, 2008. Thereafter, a copy of the call can be accessed through a link on TransGlobe’s Web site at www.trans-globe.com.

TransGlobe is a Calgary-based oil and gas producer with proved reserves and production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe owns working interests in more than 6.8 million acres across their operating regions. TransGlobe’s common shares trade as on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ under the symbol TGA.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: www.trans-globe.com
E-mail: investor.relations@trans-globe.com